FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Sondra Snyder Gus Rodriguez Liz Packebusch Laura Nicholson

Re:	Excelerate Energy, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted on November 10, 2021 CIK No. 0001888447

Ladies and Gentlemen:

On behalf of our client Excelerate Energy, Inc., a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated December 7, 2021 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).  The Staff’s comments are set forth below, followed by the corresponding responses from the Company.  For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.  The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type.  The page references in the Company’s responses correspond to the page numbers of the revised Draft Registration Statement (“Submission No. 2”), which is being confidentially submitted via EDGAR concurrently with this response.

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

Competitive Strengths

Experienced LNG Leader and Proven Ability to Execute, page 3

1.
We note your statement here and at page 104 that you are a “market leader” for countries who seek to improve their access to energy. Please revise to describe the meaning of “market leader” in this context.

In response to the Staff’s comment, the Company has revised pages 3 and 111 of Submission No. 2 as requested.

Organizational Structure, page 8

2.	Please revise to also include a diagram of your ownership structure prior to the offering and related reorganization transactions.

In response to the Staff’s comment, the Company has revised page 8 of Submission No. 2 as requested.

Our business is substantially dependent upon the performance by customers under current long-term contracts, page 17

3.
You disclose here that your business is substantially  dependent upon the performance by customers under current long-term contracts or contracts that you will enter into in the future, and that you could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if you fail to enter into such contracts at all. Please revise to disclose the material terms of any agreements or arrangements with any existing customers, if such disclosure is not yet provided.

The Company acknowledges the Staff’s comment and respectfully submits that disclosure with respect to the material terms of agreements or arrangements with the Company’s existing customers was included in the Draft Registration Statement as can be seen on pages 18, 19, 118, 119 and 120 of Submission No. 2. Furthermore, the Company has revised page 18 of Submission No. 2 to include a cross-reference to information included elsewhere in Submission No. 2 regarding the material terms of the Company’s contracts with its customers and the risk of termination of such contracts.

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

In certain circumstances, payments under the Tax Receivable Agreement may be accelerated..., page 44

4.
We note your disclosure regarding the circumstances in which you would be obligated to make an early termination payment to holders of rights under the Tax Receivable Agreement. Please disclose the amount that would become due under the Tax Receivable Agreement in such circumstances, if estimable.

In response to the Staff’s comment, the Company has revised pages 45 and 137 of Submission No. 2 as requested to disclose on a pro forma basis the estimated lump-sum payment if the Company experienced a change in control as of September 30, 2021. For Submission No. 2, the Company has left the payment amount blank because its calculation requires as an input the price per share of Class A common stock at which the Company will sell its shares to the public and an assumption regarding the Company’s constant combined federal and state corporate tax rate. The Company undertakes to disclose the payment amount in the registration statement filed in connection with the launch of its initial public offering.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur..., page 52

5.	Please revise your risk factor to include disclosure of the amount of shares of Class A common stock which will be subject to the Registration Rights Agreement.

In response to the Staff’s comment, the Company has revised page 54 of Submission No. 2 as requested.

Use of Proceeds, page 62

6.
We note your disclosure in this section that you intend to allocate certain of the proceeds from the offering to fund your growth strategy. If known, please describe the aspects of your growth strategy for which you intend to use such proceeds.

In response to the Staff’s comment, the Company has revised pages 11 and 63 of Submission No. 2 as requested.

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Note 2 Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 72

7.
You disclose on page 68 and in Note 16 that you historically accounted for the vessels acquired as finance leases. However you disclose on page 71 and in Note 2. that you accounted for the Excellence vessel as a sales-type lease. Revise your disclosure to clearly and consistently describe your historical accounting for vessels through the filing and the reasons for any differences in accounting for vessels. In addition, tell us and disclose your proposed accounting method for the acquisition of the Excellence vessel and the basis in GAAP for your accounting.

The Company respectfully acknowledges the Staff’s comment and notes that the disclosures referenced above on page 68 and in Note 16 are described in relation to Excelerate Energy Limited Partnership (“EELP”) as a lessee of the vessels from the George Kaiser Family Foundation (the “Foundation”), while the disclosures referenced on page 71 and in Note 2 for the Excellence vessel are described in relation to EELP as a lessor of the vessel to an EELP customer. The Company has revised pages 73, 74 and 76 of Submission No. 2 to clarify the lessee/lessor relationships.

The Company is recognizing the acquisition of the Excellence vessel as an asset acquisition in accordance with the guidance in ASC 805-10-55-5A as substantially all of the fair value of the gross assets to be acquired reside in a single asset, the Excellence vessel. The Company further evaluated whether the Foundation vessels met the definition of a business under SEC Regulation S-X, Rule 11-01(d), and determined that they would not qualify as a business primarily due to the lack of third-party revenue or cash flows continuing post acquisition. The Company is only acquiring ownership title to assets that it already operates and utilizes in its own revenue-producing activities, and in consolidation, the revenue of the Foundation entities will cease.

The Excellence vessel is currently being leased from the Foundation and accounted for as a finance lease. At the inception of the lease with the Foundation, an asset was recorded for the vessel and was included in Property and equipment, net on the balance sheet. Because the Excellence vessel has been leased to a customer under a sales-type lease since 2018, the Company, however, derecognized the underlying asset and recorded a net investment in the lease based on ASC 842-30-25-1. As a result of the lease and sublease transactions related to the Excellence vessel, the only asset related to the Excellence vessel on the balance sheet at the point of acquisition is the net investment in the lease, which is calculated in accordance with the guidance in ASC 842-30-30-1 and ASC 842-30-35-1. Because EELP no longer has a balance in property and equipment to adjust in relation to the asset acquisition, the Company has determined that the consideration transferred to acquire the Excellence vessel is similar to the extinguishment of a debt and intends to record any difference between the consideration and the remaining finance lease liability on the date of the acquisition through the income statement as a gain or loss, in accordance with guidance in ASC 470-50-40-2.

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

Business
FSRU Fleet, page 107

8.	Please disclose the age of your floating storage and regasification units.

The Company acknowledges the Staff’s comment and respectfully submits that the table on page 115 of Submission No. 2 references the year of delivery for each of the Company’s vessels. The Company has revised page 114 of Submission No. 2 to clarify that the vessels were delivered to the Company as new vessels and cross-reference the delivery year for each of the vessels in the vessels table on that same page.

Combined Financial Statements, page F-1

9.	Please update your financial statements and other financial information in the filing in accordance with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated its financial statements and other financial information in Submission No. 2 in accordance with Rule 3-12 of Regulation S-X as requested.

Note 15. Income Taxes, page F-30

10.
You disclose that in certain jurisdictions your tax rate is significantly less than the applicable statutory rate as a result of tax holidays, which will expire in whole or in part through 2033. Please provide the disclosures required under ASC 740-10-S99-2, including the countries where you have tax holidays, the taxable income earned in these countries and the tax rates in the respective countries with and without the tax holidays.

The Company acknowledges the Staff’s comment and respetfully submits that the Company has tax holidays in certain jurisdictions in which it operates that will expire from 2028 to 2033 and reduce the effective tax rates from a range of 7.5% to 30% to zero. Only one tax holiday has any current benefit to the Company. In that jurisdiction, the tax holiday expires at the time that one of the Company’s contracts with its customers expires in 2033. As such, the tax holiday expiration will not have the effect of increasing the Company’s income taxes in this jurisdiction as the Company’s income in that jurisdiction will also end at that time. In addition, the Company’s contract with its customer requires the customer to indemnify the Company for any taxes incurred in such jurisdiction, and therefore, the Company’s net income would not change if the tax holiday was not in place. The Company therefore concluded that it is not necessary to adjust its annual financial statements because the benefit of the tax holiday is not a material disclosure.  Our local legal entity in the jurisdiction makes payments for the charter of a vessel that would be subject to withholding taxes. The withholding tax rate applicable to such amounts is not determinable without consultation with the government in that jurisdiction, which consulation is not available because there is no tax to pay given the holiday. These payments, however, are subject to tax in the United States.

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

The Company has included disclosure in its September 30, 2021 financials included on page F-61 of Submission No. 2 that the tax holiday ends at the time of the expiration of our contract with our customer. The Company undertakes to monitor the benefit to its net income, and if the effects of the tax holidays or potential expiration become material, the Company will disclose the aggregate dollar and per share effects in accordance with ASC 740-10-S99-2.

General

11.
Please revise to clarify the references throughout your prospectus to “the Class B stockholder” or the “Class B stockholders.” For example, you state on page 51 that George B. Kaiser will own 100% of your Class B common stock, and other references indicate that EE Holdings will be the Class B stockholder. We also note that the diagram on page 8 references the indirect ownership of the Class B common stock by Mr. Kaiser and other investors.

In response to the Staff’s comment, the Company has revised disclosure throughout Submission No. 2 to clarify the references to the “Class B stockholder” or “Class B stockholders” and generally refine disclosure regarding ownership of the Company’s Class B common stock.

12.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those Communications.

The Company acknowledges the Staff’s comment and undertakes to supplementally provide to the Staff any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

*     *     *     *

Confidential Treatment Requested by Excelerate Energy, Inc.
Pursuant to 17 C.F.R. § 200.83

December 17, 2021

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Registration Statement being submitted with this letter.  The Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Securities and Exchange Commission’s Freedom of Information Act Office.

Please direct all notices and communications with respect to this confidential submission to the following:

Gibson, Dunn & Crutcher LLP
Attention: Andrew L. Fabens
200 Park Avenue
New York, NY 10166-0193
Telephone: (212) 351-4034
afabens@gibsondunn.com

Should you have any questions on this confidential submission, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:
Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP